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                            ASSET PURCHASE AGREEMENT

                                 by and between

                             PLAYTEX PRODUCTS, INC.

                                       and

                     MONDIAL INDUSTRIES LIMITED PARTNERSHIP

                              ---------------------

                                 January 6, 1999

                              ---------------------

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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

1.       Transfer of Assets and Liabilities....................................1
         1.1.     Assets to be Sold............................................1
         1.2.     Excluded Assets..............................................1
         1.3.     Liabilities to be Assumed....................................1
         1.4.     Liabilities Not Assumed......................................1

2.       Consideration and Payment.............................................2
         2.1.     Consideration................................................2
         2.2.     Payment of Cash Portion Purchase Price.......................2
         2.3.     Delivery of the Note.........................................3
         2.4.     Pay-Off of Assumed Funded Debt...............................3
         2.5.     Allocation of Purchase Price.................................3

3.       Closing; Closing Date.................................................3

4.       Representations and Warranties of the Seller..........................4
         4.1.     Due Organization and Authority of the Seller;
                  Qualification of the Seller..................................4
         4.2.     Subsidiaries.................................................4
         4.3.     Authority to Execute and Perform Agreement...................4
         4.4.     Organizational Documents and Corporate Records...............4
         4.5.     Financial Statements; Liabilities............................4
         4.6.     No Material Adverse Change...................................5
         4.7.     Accounts Receivable..........................................5
         4.8.     Taxes........................................................5
         4.9.     Compliance with Laws.........................................6
         4.10.    Permits......................................................6
         4.11.    No Breach....................................................6
         4.12.    Reserved.....................................................7
         4.13.    Environmental Matters........................................7
         4.14.    Claims and Proceedings.......................................7
         4.15.    Contracts....................................................7
         4.16.    Inventory....................................................8
         4.17.    Real Estate..................................................8
         4.18.    Product Warranty.............................................9
         4.19.    Tangible Property............................................9
         4.20.    Intellectual Property.  ....................................10
         4.21.    Title to the Assets.........................................11
         4.22.    Suppliers and Customers.....................................11
         4.23.    Employee Benefit Plans......................................12
         4.24.    Labor Matters...............................................13
         4.25.    Insurance...................................................13
         4.26.    Officers, Directors and Employees...........................14
         4.27.    Operations of the Seller....................................14

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         4.28.    Potential Conflicts of Interest.............................15
         4.29.    Full Disclosure.............................................15
         4.30.    Securities Act Compliance...................................15
         4.31.    Pre-Closing Payments and Other Actions......................16
         4.32.    Year 2000 Compliance........................................17

5.       Representations and Warranties of the Buyer..........................17
         5.1.     Due Incorporation and Qualification.........................17
         5.2.     Authority to Execute and Perform Agreements.................17
         5.3.     No Breach...................................................17
         5.4.     SEC Documents; Financial Statements.........................18
         5.5.     No Material Adverse Change..................................18
         5.7.     Financing Commitments.......................................19

6.       Covenants and Agreements.............................................19
         6.1.     Conduct of Business.........................................19
         6.2.     Corporate Examinations and Investigations...................19
         6.3.     Publicity...................................................19
         6.4.     Indemnification of Brokerage................................20
         6.5.     Required Consents...........................................20
         6.6.     Further Assurances..........................................20
         6.7.     Employees...................................................21
         6.8.     License Agreement Research..................................21
         6.9.     401(k) Plan.................................................21
         6.10.    Partners of the Seller......................................21

7.       Conditions Precedent to the Obligations of the Buyer.................21
         7.1.     Representations and Covenants...............................21
         7.2.     Consents and Approvals......................................22
         7.3.     Opinion of Counsel to the Seller............................22
         7.4.     Additional Closing Documents of the Seller..................22
         7.5.     Escrow Agreement............................................22
         7.6.     Non-Compete Agreements......................................22
         7.7.     Hart-Scott-Rodino...........................................22
         7.8.     Release of Prior Indebtedness...............................23
         7.9.     License Agreement...........................................23
         7.10.    Approval of the Seller's Limited Partners...................23
         7.11.    Title Insurance.............................................23
         7.12.    Survey......................................................23
         7.13.    Tax Returns.................................................23
         7.14.    FIRPTA Affidavit............................................24

8.       Conditions Precedent to the Obligation of the Seller.................24
         8.1.     Representations and Covenants...............................24

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         8.2.     Additional Closing Documents of the Buyer...................24
         8.3.     Hart-Scott-Rodino...........................................24
         8.4.     License Agreement...........................................24
         8.5.     Approval of the Seller's Limited Partners...................24
         8.6.     Opinion of Counsel to the Buyer.............................25

9.       Post-Closing Covenants and Agreements................................25
         9.1.     Prorations..................................................25
         9.2.     Bulk Sales Laws.............................................25
         9.3.     Collection of Receivables...................................25
         9.4.     Further Assurances..........................................25

10.      Survival of Representations and Warranties of the Seller.............25

11.      Indemnification......................................................26
         11.1.    Obligation of the Seller to Indemnify.......................26
         11.2.    Obligation of the Buyer to Indemnify........................26
         11.3.    Notice and Opportunity to Defend............................26
                  11.3.1   Notice of Asserted Liability.......................27
                  11.3.2   Opportunity to Defend..............................27
         11.4.    Limitations on Indemnification..............................28

12.      Termination of Agreement.............................................28
         12.1.    Termination.................................................28
         12.2.    Survival After Termination..................................29

13.      Miscellaneous........................................................29
         13.1.    Certain Definitions.........................................29
         13.2.    Consent to Jurisdiction and Service of Process..............32
         13.3.    Notices.....................................................33
         13.4.    Entire Agreement............................................34
         13.5.    Waivers and Amendments; Non-Contractual Remedies............34
         13.6.    Governing Law...............................................34
         13.7.    Binding Effect; Assignment..................................34
         13.8.    Counterparts................................................35
         13.9.    Exhibits and Schedules......................................35
         13.10.   Headings....................................................35

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EXHIBITS
--------

A.         Form of Note
B.         Form of Escrow Agreement
C.         Form of Opinion of Reinhart, Boerner, Van Deuren, Norris &
             Rieselbach, S.C.
D.         Form of Bill of Sale and Assignment
E.         Form of Trademark Assignment
F.         Form of Patent Assignment
G.         Form of Deed
H-1.       Form of Consulting and Non-Compete Agreement
H-2.       Form of Non-Compete Agreement
I.         Form of Consent and Estoppel Certificate
J.         Form of Assumption of Liabilities
K.         Form of Registration Rights Agreement
L.         Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison

SCHEDULES
---------

1.1           Assets
1.2           Excluded Assets
4.1           Qualification of the Seller
4.5(b)        Liabilities
4.10          Permits
4.11          Required Consents
4.14          Claims and Proceedings
4.15(a)       Assumed Contracts
4.15(b)       Other Material Contracts
4.17(a)       Owned Property
4.17(b)       Leased Property
4.18          Product Warranty
4.19          Tangible Property
4.20(b)       Patents
4.20(c)       Intellectual Property Licenses
4.21          Title to the Assets
4.22          Suppliers and Customers
4.23          Benefit Plans
4.25          Insurance
4.26          Officers, Directors and Employees
4.27          Operations of the Seller
4.28          Potential Conflicts of Interest
4.31          Pre-Closing Payments
4.32          Year 2000 Disclosure
5.3           Authority of the Buyer

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5.4           Buyer SEC Documents
6.4           Brokers Fees
13.1          Assumed Funded Debt

                            ASSET PURCHASE AGREEMENT

         AGREEMENT, dated January 6, 1999, by and between Playtex Products, Inc., a Delaware corporation (the "Buyer"), and Mondial Industries Limited Partnership, a Wisconsin limited partnership (the "Seller").

         The Buyer wishes to purchase from the Seller, and the Seller wishes to sell to the Buyer, substantially all of the assets, properties, rights and business of the Seller, subject to the Assumed Liabilities (as defined below), upon the terms and subject to the conditions of this Agreement (the "Contemplated Transactions").

         Certain terms used in this Agreement are defined in Section 13.1.

         Accordingly, the parties agree as follows:

         1. Transfer of Assets and Liabilities.

                  1.1. Assets to be Sold. At the Closing the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, all of the assets, properties, rights and business of the Seller, including, without limitation, all of the Seller's right, title and interest in and to the assets set forth on
Schedule 1.1 (all of such assets, properties and rights being sometimes collectively referred to herein as the "Assets").

                  1.2. Excluded Assets. There shall be excluded from the Assets those assets, properties and rights of the Seller set forth on Schedule 1.2. (collectively, the "Excluded Assets").

                  1.3. Liabilities to be Assumed. Subject to the terms and conditions of this Agreement, in partial consideration of the transfer to the Buyer of the Assets, on the Closing Date the Buyer will assume all liabilities and obligations of the Seller (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) including, without limitation, the liabilities and obligations set forth on Schedule 1.3, other than the Excluded Liabilities as set forth in Section 1.4 below (collectively, the "Assumed Liabilities").

                  1.4. Liabilities Not Assumed. The Buyer shall not assume or in any way be liable for the payment, performance and discharge of the following liabilities and obligations of the Seller (collectively, the "Excluded Liabilities"):

                           (a) except as set forth in Section 9.1, all
liabilities, obligations and expenses of any kind or nature relating to Taxes of the Seller and,
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                                                                               2

with respect to the Assets, for any period ending on or before the Closing Date (including, without limitation, any liabilities, obligations and expenses pursuant to any tax sharing agreement, tax indemnification or similar arrangement) and any Taxes payable in connection with the transactions contemplated by this Agreement;

                           (b) all legal fees and the fees of any broker,
finder, agent or similar intermediary (a"Broker") acting on behalf of the Seller, including any brokerage commissions, finder's fees or similar fees or commissions payable in connection with this Agreement (collectively, the "Transaction Expenses");

                           (c) all liabilities, obligations and expenses arising
under Environmental Laws; and

                           (d) all liabilities, obligations and expenses arising
under the employment agreements or relating to the employment of John Hall, Charles J. Jacoby, Thomas O'Shea or James E. Fay, including, without limitation, those in connection with change of control or severance arrangements.

         2. Consideration and Payment.

                  2.1. Consideration. At the closing provided for in Article 3 (the "Closing"), upon the terms and subject to the conditions of this Agreement, and in consideration of the sale of the Assets referred to in Section 1.1, the Buyer will deliver to the Seller an aggregate purchase price (the "Purchase Price") equal to (a) $70,000,000 in cash, less an amount equal to the sum of (i) 50% of the Assumed Funded Debt to the extent such Assumed Funded Debt does not exceed $3.8 million, plus (ii) 100% of the Assumed Funded Debt above $3.8 million (the "Adjusted Cash Purchase Price"), and (b) the $50,000,000 principal amount of the Convertible Subordinated Note of the Buyer, dated as of the Closing Date, in the form of Exhibit A (the "Note").

                  2.2. Payment of Cash Portion Purchase Price. At the Closing, the Adjusted Cash Purchase Price shall be paid by the Buyer as follows:

                           (a) the Buyer shall deliver to the Seller cash by
wire transfer of immediately available funds, in an amount equal to the Adjusted Cash Purchase Price less amounts paid by the Buyer into the Escrow Account pursuant to Section 2.2(b); and

                           (b) the Buyer shall deliver to US Trust Company of
New York (the "Escrow Agent") cash by wire transfer of immediately available funds, in the amount of $5,000,000, such amount to be held in an escrow account (the "Escrow Account") in accordance with the terms of an escrow agreement in the form of Exhibit B among the Buyer, the Escrow Agent and the Seller (the "Escrow Agreement").
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                                                                               3

                  2.3. Delivery of the Note. At the Closing, the Buyer shall deliver to the Seller the Note.

                  2.4. Pay-Off of Assumed Funded Debt. At the Closing, the Buyer shall cause the Assumed Funded Debt to be paid in full.

                  2.5. Allocation of Purchase Price.

                           (a) Within a reasonable period following the signing
of this Agreement, but in no event less than ten (10) days prior to the Closing, the Buyer shall prepare and deliver to the Seller a schedule (an "Allocation Schedule") allocating the sum of the Purchase Price and the Assumed Liabilities among the Assets, in such amounts reasonably determined by the Buyer to be consistent with Section 1060 of the Code, and the regulations thereunder ("Section 1060").

                           (b) The Seller shall have a period of five (5)
business days after the delivery of the Allocation Schedule to present in writing to the Buyer notice of any objections the Seller may have to the allocations set forth therein (an "Objections Notice"). Unless the Seller timely objects, such Allocation Schedule shall be binding on the parties without further adjustment, absent manifest error.

                           (c) If the Seller shall raise any objections within
the five- business day period, the Buyer and the Seller shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If the parties fail to agree within fifteen days after the delivery of the Objections Notice, then the disputed items shall be resolved by PricewaterhouseCoopers LLP, or if such firm declines to act in such capacity, by such other firm of independent nationally recognized accountants chosen and mutually accepted by both parties (the "Accounting Referee"), whose determination shall be final and binding on the parties. The Accounting Referee shall resolve the dispute within thirty days after the item has been referred to it. The costs, fees and expenses of the Accounting Referee shall be borne equally by the Seller and the Buyer.

                           (d) For all Tax (as defined in Section 4.8) purposes,
the Buyer and the Seller agree to report the transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, and that none of them will take any position inconsistent therewith in any Tax Return.

         3. Closing; Closing Date. The Closing of the sale and purchase of the Assets contemplated hereby shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison at January 29, 1999, or at such other place or such other time or date as the parties may mutually agree in writing, provided that all of the conditions to the Closing set forth in Articles 7 and 8 have been satisfied or waived by the party entitled to waive the same. The time and date upon which the Closing occurs is herein called the "Closing Date."
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                                                                               4

         4. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer as of the date of this Agreement as follows:

                  4.1. Due Organization and Authority of the Seller; Qualification of the Seller. The Seller is a limited partnership duly organized and validly existing under the laws of the State of Wisconsin and has all requisite partnership power and lawful authority to own, lease and operate its properties and to carry on its business as now being and heretofore conducted. The Seller is duly qualified or otherwise authorized as a foreign limited partnership to transact business and is in good standing in each jurisdiction set forth on Schedule 4.1, which are the only jurisdictions in which such qualification or authorization is required by law and in which the failure so to qualify or be authorized could reasonably be expected to have a material adverse effect on the Assets taken as a whole or the business, results of operations or financial condition of the business of the Seller (the "Condition of the Business").

                  4.2. Subsidiaries. The Seller does not own any interest in any Subsidiary.

                  4.3. Authority to Execute and Perform Agreement. The Seller
(a) has obtained all the necessary approvals of the Contemplated Transactions from its general partner and its oversight committee and (b) has the requisite partnership power and authority to enter into, execute and deliver this Agreement and each and every agreement and instrument contemplated hereby to which the Seller is or will be a party, and upon receipt of the requisite consents or approvals from the limited partners of the Seller, to perform fully the Seller's obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Seller, and each and every other agreement and instrument contemplated by this Agreement to which the Seller is a party, will be duly executed and delivered by the Seller and (assuming due execution and delivery hereof and thereof by the other parties hereto and thereto) this Agreement and each such other agreement and instrument will be valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and by general equitable principles.

                  4.4. Organizational Documents and Corporate Records. The Seller has heretofore delivered to the Buyer true and complete copies of the Certificate of Limited Partnership (certified by the Department of Financial Institutions of State of Wisconsin) and the Limited Partnership Agreement (certified by an authorized and appropriate representative of the Seller) of the Seller as in effect on the date hereof.

                  4.5. Financial Statements; Liabilities.

                           (a) The Seller has previously furnished to the Buyer
a copy of the following financial statements of the Seller (collectively the "Financial Statements"): (i) audited balance sheets and the related statements of income and partners' capital and cash flows as of and for the years ended December 31, 1995, December 31, 1996 and December 31, 1997; and (ii) an unaudited balance sheet, statements of income and cash flow as of and for the nine months ended September 30, 1998 (the "Interim Financial Statements"). The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly in all material respects the financial position of the Seller as of such dates and the results of operations of the Seller for such periods; provided, however, that the Interim Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

                           (b) Except as set forth on Schedule 4.5(b), the
Seller does not have any material indebtedness, liability or obligation, absolute or contingent, other than (i) liabilities fully and adequately reflected or reserved against in the Interim Financial Statements, (ii) liabilities incurred after September 30, 1998 in the ordinary course of business consistent with the past practices of the Seller, (iii) liabilities disclosed in any Schedule to this Agreement and (iv) liabilities which individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Condition of the Business.

                  4.6. No Material Adverse Change. Since December 31, 1997 (the "Balance Sheet Date"), there has been no material adverse change in the Condition of the Business, nor has there been any damage, destruction, loss, or events or other circumstances which, to the knowledge of the Seller would reasonably be expected to have or has had a material adverse effect on the Condition of the Business, whether or not covered by insurance.

                  4.7. Accounts Receivable. The accounts receivable of the Seller have arisen from bona fide transactions in the ordinary course of business and are properly reflected on the financial statements thereof (net of the reserves for bad debts set forth on the Interim Financial Statements).

                  4.8. Taxes. No state of facts exists or has existed that would constitute grounds for the assessment against the Buyer, whether by reason of transferee liability or otherwise, of any liability for any federal, state, county, local, foreign or other tax (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto and obligations under any tax sharing, tax allocation or similar agreement to which the Seller is a party, and including expenses associated with contesting any proposed adjustment related to any of the foregoing (hereinafter "Taxes") attributable to any period ending on or before the Closing Date relating to the Seller's income, assets and operations, including the Assets, or arising out of the Contemplated Transactions, except where the failure to file any required tax return or pay Taxes would not have a material adverse effect on the Condition of the Business. There is no pending or, to the knowledge of the Seller, threatened Tax audit of any Tax return filed by or on behalf of the Seller or with respect to the Seller's income, assets and operations, including the Assets.

                  4.9. Compliance with Laws. The Seller is not in material violation of any applicable order, judgment, injunction, award, decree or writ (collectively, "Orders"), or to the knowledge of the Seller, any applicable law, statute, code, ordinance, regulation or other requirement (collectively, "Laws"), of any government or political sub division thereof, or any agency or instrumentality of any such government or political subdivision, or any insurance company or fire rating and any other similar board or organization or other non-governmental regulating body (to the extent that the rules, regulations or orders of such body have the force of law), or any court or arbitrator (collectively, "Governmental Bodies"), and the Seller has not received notice that any such material violation is being or may be alleged.

                  4.10. Permits. The Seller has all licenses, permits, exemptions, consents, waivers, authorizations, rights, certificates of occupancy, franchises, orders or approvals of, and has made all required registrations with, any Governmental Body that are material to the conduct of the business of, or the intended use of any properties of, the Seller (collectively,"Permits"). All Permits are listed on Schedule 4.10 and are in full force and effect; no material violations are or have been recorded in respect of any Permit; and no proceeding is pending or, to the knowledge of the Seller, threatened to revoke or limit any Permit.

                  4.11. No Breach. None of the execution and delivery by the Seller of this Agreement or any other agreement or instrument contemplated hereby or the per formance by the Seller of this Agreement or any other agreement or instrument contemplated hereby in accordance with their respective terms and conditions (a) violates any provision of the Certificate of Limited Partnership or the Limited Partnership Agreement of the Seller; (b) requires the Seller to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Body or any other person, except as set forth on Schedule 4.11 (the "Required Consents"); (c) if the Required Consents are obtained, violates, conflicts with or results in the breach of any of the terms of, results in a material modification of the effect of, otherwise causes the termination of or gives any other contracting party the right to terminate, or constitutes (or with notice or lapse of time or both constitutes) a default (by way of substitution, novation or otherwise) under, any material contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, commitment or other binding arrangement (collectively, the "Contracts") to which the Seller is a party or by or to which it or any of its properties are bound or subject, or results in the creation of any Lien upon any of the Assets; (d) if the Required Consents are obtained, violates any Order of any Governmental Body against, or binding upon, the Seller or upon the Assets or its securities (or other ownership interests), properties or business; (e) to the knowledge of the Seller, if the Required Consents are obtained, violates in any material respect any Law of any

Governmental Body; or (f) if the Required Consents are obtained, to the knowledge of the Seller, violates in any material respect or results in the revocation or suspension of any Permit.

                  4.12. Reserved.

                  4.13. Environmental Matters.

                           (a) The Seller has complied and is in compliance in
all material respects with all Safety and Environmental Laws.

                           (b) The Seller has not received any written notice,
report or other information regarding any material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) including any investigatory, remedial or corrective obligations relating to the Seller or the facilities of the Seller and arising under Safety and Environmental Laws.

                           (c) The Seller has not treated, stored, disposed of,
arranged for or permitted the disposal of, transported, handled or released any substance, including without limitation, any hazardous material, or owned or operated any facility or property, so as to give rise to material liabilities of the Seller for response costs, natural resource damages or attorneys' fees pursuant to applicable Safety and Environmental Laws.

                  4.14. Claims and Proceedings. There are no outstanding Orders of any Governmental Body against or involving the Seller. Except as set forth on
Schedule 4.14, there are no material actions, suits, claims or legal, administrative or arbitral proceedings or investigations (collectively,"Claims") (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending, or, to the knowledge of the Seller, threatened, against or involving the Seller. All notices required to have been given to any insurance company listed as insuring against any Claim set forth on Schedule
4.14 have been timely and duly given and, except as set forth on Schedule 4.14, no insurance company has asserted, orally or in writing, that such Claim is not covered by the applicable policy relating to such Claim. Except as set forth on
Schedule 4.14, there are no product liability Claims pending or, to the knowledge of the Seller, threatened against the Seller or any product manufactured, marketed or distributed at any time by the Seller ("Seller Products") and no such Claims have been settled, adjudicated or otherwise disposed of since January 1, 1994.

                  4.15. Contracts.

                           (a) Schedule 4.15(a) sets forth all of the Contracts
and other agreements, whether or not in writing, to which the Seller is a party the performance of which will involve consideration in the excess of $50,000. Except as set forth on

Schedule 4.15(b), there are no other Contracts that are material to the Seller's business or by which the Assets are bound in any material respect.

                           (b) To the extent such Contracts are written, the
Seller has delivered to the Buyer true and complete copies of all of the Contracts set forth on Schedule 4.15(a), Schedule 4.15(b) or on any other Schedule. To the extent such Contracts are not written, Schedule 4.15(a) or 4.15(b) sets forth the material terms of such Contracts. All of such Contracts are valid, binding and in full force and effect. The Seller is not in default under any of such Contracts, and no condition exists that with notice or lapse of time or both would constitute such a default thereunder, except where such default would not have a material adverse effect on the Condition of the Business. To the knowledge of the Seller, no other party to any such Contract is in default thereunder in any material respect nor does any condition exist that with notice or lapse of time or both would constitute such a material default thereunder.

                  4.16. Inventory. The inventory of the Seller consists of raw materials, work in process, finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, and none of which is slow-moving, obsolete, damaged or defective, subject only to the reserve for inventory writedown set forth on the Interim Financial Statements.

                  4.17. Real Estate.

                           (a) Ownership of the Premises. The Seller is the
owner of good and marketable title to the land described on Schedule 4.17(a) and to all of the buildings, structures and other improvements located thereon (collectively, the "Owned Real Property") free and clear of all Title Defects (as defined in this Section) except as listed on Schedule 4.17(a). The Owned Real Property constitutes all of the real property owned by the Seller on the date hereof. For purposes of this Agreement, "Title Defects" shall mean and include any mortgage, deed of trust, Lien, pledge, security interest, lease, charge, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect or encumbrance other than Permitted Liens (as defined below).

                           (b) Leased Properties. Schedule 4.17(b) sets forth a
true, correct and complete schedule of all leases and other agreements, including all modifica tions, amendments and supplements thereto (collectively, the "Real Property Leases"), under which the Seller uses or occupies or has the right to use or occupy, now or in the future, any real property, which Schedule sets forth the date of and parties to each Real Property Lease, the date of and parties to each amendment, modification and supplement thereto, the term and renewal terms (whether or not exercised) thereof, the annual rent payable thereunder and a brief description of the Real Property (as defined below) covered thereby. All rent and other sums and charges payable by the Seller as tenant under each Real Property Lease are current. No event has occurred and no condition exists that would materially interfere with the Seller's quiet enjoyment and use of the Real Property. The

Real Property Leases are in full force and effect and the Seller has not received any notice of default thereunder.

                           (c) Entire Premises. All of the land, buildings,
structures and other improvements used by the Seller in the conduct of its businesses are included in the Owned Real Property and the Leased Real Property. The Leased Real Property and the Owned Real Property are hereinafter collectively referred to as the "Real Property."

                           (d) Condemnation. The Seller has not received notice,
and the Seller has no knowledge of, any pending, threatened or contemplated condemnation proceeding affecting the Real Property or any part thereof, or of any sale or other disposi tion of the Real Property or any part thereof, in lieu of condemnation.

                           (e) Condition and Operation of Improvements. All
components of all buildings, structures, fixtures and other improvements in, on or within the Owned Real Property (the "Improvements"), are taken as a whole in good operating condition and repair, subject to continued repair and replacement in accordance with past practice.

                           (f) Real Property Taxes. Each of the parcels included
in the Owned Real Property is assessed for real estate tax purposes as a wholly independent tax lot, separate from any adjoining land or improvements not constituting a part of such parcel.

                           (g) Survey. There are no encroachments or other facts
or conditions affecting any parcel of Owned Real Property that would be revealed by an accurate survey which would, individually or in the aggregate, (i) interfere in any material respect with, or materially increase the cost of, the use, occupancy or operation thereof as currently used, occupied and operated or
(ii) materially reduce the fair market value thereof below the fair market value such parcel would have had but for such encroachment or other fact or condition. No portion of any Improvement encroaches upon any property not included within the Owned Real Property or upon the area of any easement affecting the Owned Real Property.

                  4.18. Product Warranty. Schedule 4.18 sets forth a description of all express warranties provided by the Seller with respect to products sold by it and includes a copy of the standard terms and conditions of sale for the Seller.

                  4.19. Tangible Property. Except as set forth on Schedule 4.19, the facilities, machinery, equipment, furniture, buildings and other improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property material to the business of the Seller (the "Tangible Property") are in all material respects in good operating condition and repair, subject to continued repair and replacement in accordance with past practice. During the past three years there has not been any significant interruption of the operations of the Seller due to inadequate maintenance of the Tangible Property.

                  4.20. Intellectual Property.

                           (a) The Seller is not infringing any Intellectual
Property rights of others in the operation of its businesses, as currently conducted, nor to the knowledge of the Seller is any other person infringing the Intellectual Property rights of the Seller. Except as set forth on Schedule 4.20(a), the Seller has not received any claim or notice alleging any such infringement during the past 12 months (including any claim that the Seller must license or refrain from using any Intellectual Property rights of any third party).

                           (b) Schedule 4.20(b) identifies each patent or
registration which has been issued to the Seller with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which the Seller has made with respect to any of its Intellectual Property, and identifies each license, agreement or other permission which the Seller has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). The Seller has delivered or made available to the Buyer correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (as amended to date). Schedule 4.20(b) also identifies each trade name or unregistered trademark used by the Seller in connection with its business. With respect to each item of Intellectual Property required to be identified in
Schedule 4.20(b), except as set forth therein:

                                    (i) the Seller possesses all right, title
and interest in and to the item, free and clear of any Lien other than Permitted Liens;

                                    (ii) the item is not subject to any
outstanding Order;

                                    (iii) no action, suit, proceeding, hearing,
investigation, charge, complaint, claim or demand is pending or, to the knowledge of the Seller is threatened which challenges the legality, validity, enforceability, use or ownership of the item; and

                                    (iv) the Seller has never agreed to
indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

                           (c) Schedule 4.20(c) identifies each material item of
Intellectual Property that any third party owns and that the Seller uses pursuant to license, sublicense, agreement or permission. The Seller has delivered or made available to the Buyer correct and complete copies of all such licenses, sublicenses, agreements and permissions (as amended to date). Except as set forth on Schedule 4.20(c), with respect to each item of Intellectual Property required to be identified in Schedule 4.20(c):

                                    (i) the license, sublicense, agreement or
permission covering the item is legal, valid, binding, enforceable and in full force and effect;

                                    (ii) the Seller is not, and to the knowledge
of the Seller, the other parties to such license, sublicense, agreement or permission are not, in material breach or default thereunder;

                                    (iii) to the knowledge of the Seller, the
underlying item of Intellectual Property is not subject to any outstanding
Order;

                                    (iv) no action, suit, proceeding, hearing,
investigation, claim or demand is pending or, to the knowledge of the Seller, is threatened which challenges the legality, validity or enforceability of the underlying item of Intellectual Property; and

                                    (v) the Seller has not granted any
sublicense or similar right with respect to the license, sublicense, agreement or permission.

                  4.21. Title to the Assets. Except as set forth on Schedule 4.21, the Seller has good title to, or a valid leasehold interest in, all of the Assets, free and clear of any Liens, except (a) for liens for taxes not yet due and payable, (b) such imperfections of title and encumbrances, if any, which are not material in character or amount and which do not materially detract from the value or use of the assets subject thereto or affected thereby, (c) Liens specifically described in the Financial Statements, (d) properties disposed of, or subject to purchase and sales orders, in the ordinary course of business since December 31, 1997 and (e) subject to revision as described below, Liens set forth on Schedule 4.21 (collectively, the "Permitted Liens"). Schedule 4.21 is subject to revision upon receipt of an updated title insurance commitment, copies of all documents referenced in the updated title insurance commitment and a survey of the Owned Real Property. If the updated titled insurance commitment, the survey, or the documents creating the encumbrances set forth on Schedule
4.21 disclose that an encumbrance or title imperfection exists and it does not fall within Section 4.21(a), 4.21(b) or 4.21(c), the Buyer may give the Seller written notice of such encumbrance or title imperfection and, if the Seller fails to cure such defect within five (5) days after receipt of such notice, the Buyer may elect to proceed with the Contemplated Transactions or, as the Buyer's sole remedy, to terminate the Agreement by giving the Seller notice of such election within five (5) business days after expiration of the five (5) day cure period. The Seller shall use reasonable efforts to cure any such encumbrance or title defect, provided such cure does not require a payment of more than $25,000. Upon completion of the Contemplated Transactions, the Buyer will acquire good title to all of the Assets, free and clear of any Liens, except for Permitted Liens or Liens, if any, imposed by the Buyer.

                  4.22. Suppliers and Customers. Schedule 4.22 lists for the 10 largest (in terms of dollar amount) suppliers and the 10 largest (in terms of dollar amount) customers of the Seller, in each case, paid for the nine months ended on the Balance Sheet

Date. Except as set forth on Schedule 4.22, (i) no person listed on Schedule
4.22 within the last twelve months has threatened in writing to cancel or otherwise terminate, or to the knowledge of the Seller, intends to cancel or otherwise terminate, the relationship of such person with the Seller and (ii) no such person has during the last twelve months decreased materially or threatened to decrease or limit materially, or to the knowledge of the Seller intends to modify materially its relationship with the Seller or intends to decrease or limit materially its services or supplies to the Seller or its usage or purchase of the services or products of the Seller.

                  4.23. Employee Benefit Plans.

                           (a) Schedule 4.23 lists each Benefit Plan that Seller
maintains or to which the Seller contributes (the "Seller Benefit Plans"). The Seller has no liability under any Benefit Plans other than the Seller Benefit Plans. The Seller does not maintain or contribute to any Pension Benefit Plan or any multiemployer plan (within the meaning of Section 3(37) of ERISA). To the knowledge of the Seller, each such Benefit Plan (and related trust, insurance contract or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA and the Code, except where the failure to comply would not have a material adverse effect on the financial condition of the Seller taken as a whole. All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such Benefit Plan. The Seller has delivered to the Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent Form 5500 Annual Report, the most recent determination letter and all related trust agreements, insurance contracts and other funding agreements which implement each such Benefit Plan.

                           (b) No Claim with respect to the administration or
the investment of the assets of any such Benefit Plan (other than routine claims for benefits) is pending, except where the Claim would not have a material adverse effect on the Condition of the Business.

                           (c) With respect to each Benefit Plan, no event has
occurred, and there exists no condition or set of circumstances in connection with which the Buyer could, directly or indirectly, be subject to any material liability under ERISA, the Code or any other applicable law.

                           (d) Each Benefit Plan that is intended to be
qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption; each trust created under any such Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

                           (e) No other trade or business is or at any time
within the past six years, has been treated, together with the Company, as a single employer under Section 414 of the Code or Section 401 of ERISA.

                           (f) No Benefit Plan is a Retiree Welfare Plan.

                           (g) The consummation of the transactions contemplated
by this Agreement will not entitle any current or former employee to severance pay, unemployment compensation or any similar payment under any Benefit Plan or accelerate the time of payment or vesting, or increase the amount of any compensation due to, or in respect of, any current or former employee under any Benefit Plan.

                           (h) As of the Closing, the Seller has not incurred
any liability or obligation under the Worker Adjustment and Retraining Notification Act, as it may be amended from time to time, and within the 90-day period immediately following the Closing, Buyer will not incur any such liability or obligation if, during such 90-day period, only terminations of employment in the normal course of operations occur.

                           (i) There are no unfunded obligations under any
Benefit Plan which are not fully reflected on Financial Statements.

                           (j) Each Benefit Plan may be amended or terminated at
any time and there is nothing preventing the assignment of any of the Benefit Plans and all required consents , if any, in connection with the assignment of the Benefit Plans in accordance with this Agreement have been obtained.

                  4.24. Labor Matters. The Seller is not a party to or bound by any union or collective bargaining agreement. The Seller is not a party to any pending arbitration or grievance proceeding or other claim relating to any labor contract nor, to the knowledge of the Seller, is any such action threatened. Within the previous 12 months, the Seller has not experienced any labor disputes, union organization attempts or any work stoppage due to labor disagreements in connection with its business, and there is currently no labor strike, request for representation, slowdown or stoppage actually pending, or to the knowledge of the Seller, threatened against the Seller. The Seller has provided to Buyer all written employment agreements with the employees of the Seller which are presently in effect.

                  4.25. Insurance. Schedule 4.25 sets forth a list (specifying the insurer, describing each pending Claim thereunder of more than $50,000 and setting forth the aggregate amounts paid out under each such policy through the date hereof and the aggregate limit, if any, of the insurer's liability thereunder) of all policies or binders of fire, liability, product liability, worker's compensation, vehicular and other insurance held by or on behalf of the Seller. Such policies and binders are valid and binding in accordance with their terms, are in full force and effect, and insure against risks and liabilities to an extent and in a manner customary in the industries in which the Seller operates. The Seller is not in default with respect to any provision contained in any such policy or binder or has failed to give any notice or present any Claim under any such policy or binder in due and timely fashion. Except for Claims set forth on Schedule 4.25, there are no outstanding unpaid Claims under any such policy or binder, and the Seller has not received any notice of cancellation or non-renewal of any such policy or binder.

                  4.26. Officers, Directors and Employees. Schedule 4.26 sets forth (a) the name, title and total pre-Closing compensation of each officer, director or comparable person of the Seller, (b) the name, title, and total compensation of each other employee, consultant, agent or other representative of the Seller whose current or com mitted annual rate of compensation (including bonuses and commissions) exceeds $100,000, (c) all pre-Closing wage and salary increases, bonuses and increases in any other direct or indirect compensation received by such persons since the Balance Sheet Date, (d) any pre-Closing payments or commitments to pay any severance or termination pay to any such persons, and (e) any pre-Closing accrual for, or any commitment or agreement by the Seller to pay, such increases, bonuses or pay. Except as set forth on
Schedule 4.26, none of such persons has indicated that he or she will cancel or otherwise terminate such person's relationship with the Seller.

                  4.27. Operations of the Seller. Except as set forth on
Schedule 4.27 or on any other Schedule, since the Balance Sheet Date the Seller has not: (a) except for short-term bank borrowings in the ordinary course of business, incurred any indebtedness for borrowed money; (b) reduced its cash or short-term investments or their equivalent, other than to meet cash needs arising in the ordinary course of business, consistent with past practices; (c) waived any material right under any Contract or other agreement of the type required to be set forth on any Schedule; (d) made any change in its accounting methods or practices or made any change in depreciation or amortization policies or rates adopted by it, except insofar as may have been required by a change in GAAP; (e) materially changed any of its business policies, including, without limitation, advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies; (f) made any loan or advance to any of its shareholders, officers, directors, employees, consultants, agents, comparable persons or other representatives, as applicable (other than travel advances made in the ordinary course of business), or made any other loan or advance otherwise than in the ordinary course of business; (g) made any material acquisition of all or any part of the properties, capital stock or business of any other person; (h) terminated or failed to renew, or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract or other agreement that is or was material to the Condition of the Business; (i) amended its Certificate of Limited Partnership or its Limited Partnership Agreement, or merged with or into or consolidated with any other person, subdivided or in any way reclassified any of its ownership interests or any shares of its capital stock or changed or agreed to change in any manner the rights of its ownership interests or the character of its business; (j) made any material capital expenditures (or series of related capital expenditures) outside the ordinary course of business; or (k) granted any license or sublicense of any rights under or with respect to any Intellectual Property outside the ordinary course of business.

                  4.28. Potential Conflicts of Interest. Except as set forth on
Schedule 4.28, (a) the Seller does not, (b) no officer, director or affiliate of the Seller, (c) no relative or spouse (or relative of such spouse) of any such officer, director or affiliate and (d) no entity controlled by one or more of the foregoing:

                                    (i) own(s), directly or indirectly, any
interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person which is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of the Seller;

                                    (ii) own(s), directly or indirectly, in
whole or in part, any property that the Seller uses in the conduct of its business; or

                                    (iii) has any cause of action or other
material claim whatsoever against, or owes any material amount to, the Seller, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under Benefit Plans, and similar matters and agreements existing on the date hereof.

                  4.29. Full Disclosure. All documents or other papers identified herein or listed in the Schedules attached hereto and delivered by or on behalf of the Seller to the Buyer in connection with this Agreement and the transactions contemplated hereby are true, complete and authentic copies thereof. The representations and warranties of the Seller in this Agreement taken together with the attached Schedules and with all of the documents and other papers expressly identified herein or listed in such Schedules, taken as a whole, do not, to the knowledge of the Seller, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made not false or misleading.

                  4.30. Securities Act Compliance.

                           (a) Each of the Seller and its partners is either (i)
an accredited investor as defined in Rule 501(a)(3), (5) or (6) of Regulation D under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), or (ii) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and there are less than 35 partners which are not described by clause (i).

                           (b) The Seller is not subscribing for the Note as a
result of or subsequent to:

                                    (i) any advertisement, article, notice or
other communication published in any newspaper, magazine or similar media or broadcast over television or radio;

                                    (ii) any seminar or meeting; or

                                    (iii) any solicitation of a subscription by
a person not associated with the Buyer.

                           (c) The Seller has received copies of the Buyer's
Annual Report on Form 10-K for the year ended December 29, 1997 as filed with the Securities and Exchange Commission (the "SEC") and of all other reports filed by the Seller under Section 13(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), subsequent thereto.

                           (d) The Seller has had full opportunity to ask
questions of and to receive answers from the Buyer, or persons acting on the Buyer's behalf, concerning the terms and conditions of an investment in the Buyer.

                           (e) On or before the Closing Date, (i) the Seller
shall cause each of its limited partners to make representations concerning itself to the Buyer substantially to the effect set forth in paragraphs (a) through (d) above, (ii) such representations shall be true and correct in all material respects as of the Closing date as if made on and as of such date and
(iii) the Buyer shall have received such other information about the Seller and its partners as it may reasonably request for purposes of satisfying itself that the offer and sale of the Note to the Seller is exempt under the Securities Act.

                  4.31. Pre-Closing Payments and Other Actions.

                           (a) Prior to the Closing, the Seller has not paid any
and will not pay any Transaction Expenses until after the Closing and such Transaction Expenses shall be paid from the cash delivered to the Seller pursuant to Section 2.2.

                           (b) During the period from the signing of this
Agreement to the Closing, the Seller has not declared or paid any distributions or declared or made any other payments of any kind to its partners other than distributions in the aggregate amount not more than $1,500,000 to the partners of the Seller to pay taxes based on the allocation of the Seller's income and $2.5 million which heretofore has been paid on December 18, 1998, or made any direct or indirect redemption, retirement, purchase or other acquisition of any of its ownership interests.

                           (c) During the period from the date of the Interim
Financial Statements to the Closing, the Seller has not delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business.

                           (d) During the period from the date of the Interim
Financial Statements to the Closing, the Seller has not, except for inventory or asset retirements in the ordinary course of business, sold, transferred or made any other disposition of any of its properties.

                           (e) During the period from the date of the Interim
Financial Statements to the Closing, the Seller has not taken any actions outside the ordinary course of business to accelerate the collection of any receivables.

                           (f) The application of cash by the Seller to repay
Assumed Funded Debt shall not be deemed a breach of any representation or warranty in this Agreement; provided such cash was not obtained by the Seller in breach as any such representation or warranty contained in Section 4.27 or 4.31.

                  4.32. Year 2000 Compliance. Except as noted on Schedule 4.32, to the knowledge of the Seller, all software, hardware, databases, and embedded control systems used by the Seller (collectively, the "Systems") and each of the products of the Seller (the "Products") are Year 2000 Compliant. As used herein, the term "Year 2000 Compliant" means that the Systems and Products (i) accurately process date and time data (including, without limitation, calculating, comparing, and sequencing) from, into, and between the twentieth and twenty-first centuries, the years 1999 and 2000, and leap year calculations and (ii) operate accurately with other software and hardware that use standard date format (4 digits) for representation of the year.

         5. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller as follows:

                  5.1. Due Incorporation and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has the corporate power and lawful authority to own, lease and operate its assets, properties and business and to carry on its business as now conducted.

                  5.2. Authority to Execute and Perform Agreements. The Buyer has the requisite corporate power and authority to enter into, execute and deliver this Agreement and each and every other agreement and instrument contemplated hereby to which the Buyer is or will be a party, and to perform fully the Buyer's obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Buyer, and each and every other agreement and instrument contemplated by this Agreement to which the Buyer is a party will be duly executed and delivered by the Buyer and (assuming due execution and delivery hereof and thereof by the other parties hereto and thereto) this Agreement and each such other agreement and instrument will be valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms.

                  5.3. No Breach. Except as disclosed on Schedule 5.3, none of the execution and delivery by the Buyer of this Agreement or any other agreement or instrument contemplated hereby, the consummation of the transactions contemplated hereby or thereby nor the performance by the Buyer of this Agreement or any other agreement or instrument contemplated hereby in accordance with their respective terms and conditions (a) violates any provision of the Certificate of Incorporation or By-laws (or comparable instruments) of the Buyer; (b) requires the Buyer to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Body or any other person; or (c) violates, conflicts with or results in the breach of any of the terms of, results in a material modification of the effect of, otherwise causes the termination of or gives any other contracting party the right to terminate, or constitutes (or with notice or lapse of time or both constitutes) a default (by way of substitution, novation or otherwise) under, any Contract to which the Buyer is a party or by or to which the Buyer or any of its properties may be bound or subject.

                  5.4. SEC Documents; Financial Statements. Schedule 5.4 lists each report, schedule, registration statement and definitive proxy statement filed by the Buyer with the SEC since December 31, 1996 (as such documents have since the time of their filing been amended, the "Buyer SEC Documents"), which include all the documents (other than preliminary material) that the Buyer was required to file with the SEC since such date. The Buyer has made available to Seller a true and complete copy of each of such Buyer SEC Documents. As of their respective dates, the Buyer SEC Documents and any forms, reports and other documents filed with the SEC by the Buyer after the date of this Agreement complied or will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Buyer SEC Documents, and none of the Buyer SEC Documents contained, or will contain at the time they are filed or amended, any untrue statement of a material fact or omitted, or will omit at the time they are filed or amended, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Buyer included in the Buyer SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal audit adjustments) in all material respects the financial position of the Buyer as at the dates thereof and the results of its operations and cash flows for the periods then ended.

                  5.5. No Material Adverse Change. Since September 30, 1998, there has been no material adverse change in the business, result of operations or financial condition of the business of the Buyer (the "Condition of the Buyer"), and the Buyer does not know of any such change which is threatened, nor has there been any damage, destruction or loss which could have or has had a material adverse effect on the Condition of the Buyer, whether or not covered by insurance.

                  5.6. Capital Structure. As of the date hereof, the authorized capital stock of the Buyer consists of 100,000,000 shares of common stock (the "Common Stock"). As of the close of business on December 15, 1998 (i) 60,401,822 of the Common Stock were outstanding, 4,783,001 shares of the Common Stock were reserved for issuance pursuant to the 1994 Stock Option Plan (the "Stock Plan") and (ii) no shares of the Common Stock were held by the Buyer in its treasury. All outstanding shares of the Common Stock are, and the shares of the Buyer's common stock to be issued pursuant to or as specifically contemplated by this Agreement will be, validly issued, fully paid and nonassessable and not subject to preemptive rights. As of the date of this Agreement, except for this Agreement and shares of the Common Stock available for issuance under the Stock Plan, there are no options, warrants, calls, rights, commitments or agreements of any character to which the Buyer is a party or by which it is bound obligating the Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or obligating the Buyer to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as disclosed in the Buyer SEC Documents, as of the date hereof, the Buyer is not party to any agreement relating to the Common Stock, to any voting trust with respect to the Common Stock or to any agreement granting any other party registration rights with respect to shares of the Common Stock.

                  5.7. Financing Commitments. The Buyer has sources of financing in an amount sufficient to effectuate the Contemplated Transactions.

         6. Covenants and Agreements. Each party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing set forth in Articles 7 and 8, and, in addition, the parties covenant and agree as follows:

                  6.1. Conduct of Business. From the date hereof through the Closing Date, the Seller agrees that it shall conduct its business in the ordinary course and, in a manner such that the representations and warranties contained in Article 4 shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date. The Seller shall give the Buyer prompt notice of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of the Seller contained in this Agreement.

                  6.2. Corporate Examinations and Investigations. Prior to the Closing Date, the Seller agrees that the Buyer shall be entitled, through its employees and representatives, to make such investigation of the properties, businesses and operations of the Seller, and such examination of the books, records and financial condition of the Seller, upon reasonable written request. Any such investigation and examination shall be conducted at reasonable times and under reasonable circumstances, and the Seller shall cooperate fully therein. No investigation by the Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement.

                  6.3. Publicity. The parties agree that, except to the extent required by Law or the rules or regulations of any applicable stock exchange, no publicity release or announcement concerning this Agreement or the Contemplated Transactions shall be made without advance approval thereof by the Seller and the Buyer.

                  6.4. Indemnification of Brokerage. The Seller represents and warrants to the Buyer that except as set forth on Schedule 6.4 no Broker has acted on behalf of the Seller in connection with this Agreement or the Contemplated Transactions, and that there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Seller, or any action taken by the Seller. The Seller agrees to indemnify and hold harmless the Buyer from any claim or demand for commission or other compensation by any Broker claiming to have been employed by or on behalf of the Seller, and to bear the cost of legal expenses incurred in defending against any such claim. The Buyer represents and warrants to the Seller that no Broker has acted on behalf of the Buyer in connection with this Agreement or the Contemplated Transactions, and that there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Buyer, or any action taken by the Buyer. The Buyer agrees to indemnify and hold harmless the Seller from any claim or demand for commission or other compensation by any Broker claiming to have been employed by or on behalf of the Buyer, and to bear the cost of legal expenses incurred in defending against any such claim.

                  6.5. Required Consents. Prior to the Closing, the Seller and its oversight committee shall use reasonable efforts to obtain the necessary consents to the Contemplated Transactions from its limited partners in accordance with the terms and conditions of the Mondial Industries Limited Partnership Amended and Restated Limited Partnership Agreement (the "Limited Partnership Agreement"), giving them ten (10) business days to consider the proposal and recommending their approval of such proposal; and the Seller shall notify the Buyer of the status of such consents immediately thereafter. The Seller shall use reasonable efforts to obtain (i) all the necessary consents to the assignment to the Buyer of the patent licenses under the License Agreement, dated as of June 30, 1994, between ITB Licensing Urheberrechts-Und Markenverwertungsgmbh, and Mondial Industries Limited Partnership (the "License Agreement"), in the form of Exhibit I, and (ii) all other Required Consents. If the Seller fails to receive any of the Required Consents specified on Schedule
4.11 and notifies the Buyer of such failure prior to the Closing, the Buyer's remedy for such failure is to terminate this Agreement; provided if the Buyer chooses not to terminate this Agreement and proceeds with the Contemplated Transactions, the Buyer's sole rights with respect to such failure to obtain such specified Required Consents prior to the Closing are as set forth in
Section 6.6 and such breach on the part of the Seller shall be deemed waived by the Buyer.

                  6.6. Further Assurances. At any time and from time to time during the one (1) year period following the Closing, at the Buyer's or the Sellers' request and without further consideration, the Seller or the Buyer, as the case may be, shall execute and deliver such further documents, perform such further acts, and fully cooperate with each other, as may be reasonably necessary in order to effectively transfer and convey the Assets to the Buyer, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the Contemplated Transactions (the "Efforts") , including, without limitation, (i) in the event any of the Required Consents are not obtained and the Buyer proceeds with the Closing without such Required Consents, the Seller shall assist the Buyer in obtaining any such Required Consent after the Closing Date until such time as such Required Consent has been obtained and (ii) the Seller shall use reasonable efforts to obtain an estoppel certificate from Tri-Tech Plastics, LLC in a form reasonably acceptable to the Buyer; provided such Efforts by the Seller or the Buyer does not require a payment of more than $25,000.

                  6.7. Employees. The Buyer shall offer employment to all current full time employees of the Seller other than John Hall, Charles J. Jacoby, Thomas O'Shea and James E. Fay ("Transferred Employees") as of the Closing; provided, however, that nothing shall be construed to require the Buyer to limit or restrict the ability of the Buyer to terminate the employment of the Transferred Employees following the Closing or to maintain the terms of such employment, including any particular level of benefits.

                  6.8. License Agreement Research. Upon the request of the Buyer after the Closing, the Seller shall deliver to the Buyer all the legal research and memoranda in connection with the License Agreement and any disputes thereunder.

                  6.9. 401(k) Plan. The Seller will use all reasonable efforts to file a determination letter for the 401(k) Plan prior to the Closing and to the extent not filed before the Closing, the Seller will provide any necessary information and shall assist the Buyer to the extent the Buyer reasonably deems necessary to complete the filing and receive a favorable determination letter for the 401(k) Plan.

                  6.10. Partners of the Seller. On the Closing Date, the Seller shall provide to the Buyer a list of the names and address of its limited partners and general partners and, at any time and from time to time during the one (1) year period after the Closing Date, the Seller shall update the information as necessary to make the list accurate and the Seller shall provide such updated list to the Buyer as soon as practicable.

         7. Conditions Precedent to the Obligations of the Buyer. The obligation of the Buyer to enter into and complete the Closing is subject, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by it:

                  7.1. Representations and Covenants. The representations and warranties of the Seller contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Closing Date. The Seller shall have delivered to the Buyer a certificate, dated the date of the Closing and signed by an authorized and appropriate representative of the Seller, to the foregoing effect.

                  7.2. Consents and Approvals. Certain Required Consents as specified in Schedule 4.11 shall have been obtained and be in full force and effect, and the Buyer shall have been furnished with evidence reasonably satisfactory to it that such specified Required Consents have been obtained.

                  7.3. Opinion of Counsel to the Seller. The Buyer shall have received the opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, S.C., counsel to the Seller, dated the date of the Closing, addressed to the Buyer, covering the matters set forth on Exhibit C.

                  7.4. Additional Closing Documents of the Seller. The Seller shall have executed and delivered to the Buyer the following documents, each dated the Closing Date: (a) a bill of sale and assignment in the form of Exhibit D; (b) a trademark assignment in the form of Exhibit E;

                           (c) a patent assignment in the form of Exhibit F;

                           (d) such other assignments in recordable form
appropriate for each jursdiction where trademark or service mark registrations or applications may be issued or pending;

                           (e) a general warranty deed in the form of Exhibit G
(a "Deed") for each piece of Owned Real Property; and

                           (f) such further instruments of sale, transfer,
conveyance, assignment or delivery covering the Assets or any part thereof as the Buyer may reasonably require to assure the full and effective sale, transfer, conveyance, assignment or delivery to it of the Assets (including the Permits).

                  7.5. Escrow Agreement. The Seller and the Escrow Agent shall have entered into the Escrow Agreement, in the form of Exhibit B.

                  7.6. Non-Compete Agreements. Each of the Consulting and Non-Compete Agreement and Non-Compete Agreement, which have been entered into on the date hereof, between each of John Hall and Charles J. Jacoby and the Buyer, in the form of Exhibits H-1 and H-2, respectively, remain in full force and effect.

                  7.7. Hart-Scott-Rodino. The waiting period specified in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder (the "HSR Act"), including any extensions thereof, shall have expired.

                  7.8. Release of Prior Indebtedness. The Buyer shall have received evidence satisfactory to it that upon payment of the Assumed Funded Debt by the Buyer as set forth in Section 2.4, the Seller shall be released from any and all liability with respect to and will have no further obligations in connection with the Assumed Funded Debt, including, without limitation, appropriate termination agreements and releases from any Liens.

                  7.9. License Agreement. The Seller has obtained all the necessary consents to the assignment to the Buyer of the patent licenses under the License Agreement in the form of Exhibit I.

                  7.10. Approval of the Seller's Limited Partners. The Seller has obtained the necessary consents to the Contemplated Transactions from its limited partners.

                  7.11. Title Insurance. The Buyer shall have received an owner's extended coverage policy of title insurance with respect to each parcel of Owned Real Property, issued on the date of Closing by Chicago Title Insurance Company or another title insurance company acceptable to counsel for the Buyer (the "Title Company"). Each such title insurance policy shall be in an amount designated by the Buyer and shall insure the Buyer's ownership of fee title without any of the Schedule B standard preprinted exceptions (other than taxes not yet due and payable) and free and clear of Title Defects and other exceptions to or exclusions from coverage other than Permitted Liens. Each such title insurance policy shall otherwise be in form reasonably satisfactory to counsel to the Buyer.

                  7.12. Survey. The Buyer shall have received a current survey of each parcel of Owned Real Property prepared in insurable form in accordance with standards applicable to registered and licensed land surveyors making surveys in the States in which such parcels are located and in accordance with the further provisions of this Section 7.12. Each such survey shall be certified to the Buyer and the Title Company and shall show (i) the courses and distances of all boundary lines of such parcel (including, appurtenant easements), (ii) the location of all Improvements situated on or above such parcel and on or above any easements or rights of way affecting said parcel, (iii) all encroachments of adjoining properties or improvements onto such parcel, (iv) all encroachments of Improvements onto any adjoining property, (v) the location of all easements and other rights burdening such parcel and all encroachments of Improvements onto the areas of such easements, (vi) the location of all roadways, alleys, rights of way and the like affecting such parcel, (vii) all accessways from such parcel to public streets and (viii) such other facts and conditions affecting such parcel as are appropriate, or as may have been reasonably requested by the Buyer, to be shown on such survey. Each such survey shall otherwise be in form reasonably satisfactory to counsel for the Buyer.

                  7.13. Tax Returns. The Buyer shall have received any and all real property transfer tax returns and other similar filings required by law in connection with the transactions contemplated hereby and relating to the Owned Real Property, any part thereof or ownership interest therein, all duly and properly executed and acknowledged by the Seller. The Seller shall also have executed such affidavits in connection with such filings as shall have been required by law or reasonably requested by the Buyer.

                  7.14. FIRPTA Affidavit. The Buyer shall have received an affidavit of an officer of the Seller sworn to under penalty of perjury, setting forth the Seller's address and Federal tax identification number and stating that the Seller is not a "foreign person" within the meaning of Section 1445 of the Code.

         8. Conditions Precedent to the Obligation of the Seller. The obligation of the Seller to enter into and complete the Closing is subject, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Seller:

                  8.1. Representations and Covenants. The representations and warranties of the Buyer contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Buyer shall have delivered to the Seller a certificate, dated the date of the Closing and signed by an officer of the Buyer, to the foregoing effect.

                  8.2. Additional Closing Documents of the Buyer. The Buyer shall have executed and delivered to the Seller the following documents, each dated the Closing Date:

                           (a) an assumption of liabilities in the form of
Exhibit J (the "Assumption of Liabilities"); and

                           (b) a Real Property Lease Assignment and Assumption
Agreement for each Real Property Lease; and

                           (c) the Registration Rights Agreement in the form of
Exhibit K.

                  8.3. Hart-Scott-Rodino. The waiting period specified in the HSR Act, including any extensions thereof, shall have expired.

                  8.4. License Agreement. The Seller has obtained all the necessary consents to the assignment to the Buyer of the patent licenses under the License Agreement.

                  8.5. Approval of the Seller's Limited Partners. The Seller has obtained the necessary consents to the Contemplated Transactions from its limited partners and in accordance with the terms and conditions of the Limited Partnership Agreement.

                  8.6. Opinion of Counsel to the Buyer. The Seller shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to the Buyer, dated the date of the Closing, addressed to the Seller, covering the matters set forth on Exhibit L.

         9. Post-Closing Covenants and Agreements.

                  9.1. Prorations. All real estate and personal property Taxes and all rents, utilities and other charges against, or payable by the owner of, any of the Assets (including the Real Property) relating to a time period beginning prior to, and ending after, the Closing shall be prorated (based on the most recent available tax statement, latest tax valuation and latest bills) as of the Closing. If the Closing occurs before the tax rate is fixed for the then current fiscal or calendar year, whichever is applicable, the proration of the corresponding Taxes shall be on the basis of the tax rate for the last preceding year applied to the latest assessed valuation. The Seller's estimated accrued liability (to the Closing) for any of the above-described Taxes and charges that are due and payable after the Closing shall be a credit against the amount payable at the Closing by the Buyer.

                  9.2. Bulk Sales Laws. The Buyer hereby waives compliance with the provisions of any bulk transfer laws applicable to the transactions contemplated by this Agreement. The Seller agrees promptly and diligently to pay and discharge when due or to contest or litigate all Excluded Liabilities that are asserted against the Buyer by reason of any non-compliance with such laws.

                  9.3. Collection of Receivables. The Seller agrees that the Buyer shall have the right and authority to collect for its own account or the account of its affiliates all receivables of the Seller that are transferred and assigned to the Buyer as provided herein and the Buyer and its affiliates have the right to endorse with the name of the Seller any checks received on account of any such receivable. The Seller agrees that it will promptly transfer and deliver to the Buyer any cash or other property that the Seller may receive in respect of such receivables.

                  9.4. Further Assurances. At any time and from time to time after the Closing, at the Buyer's request and without further consideration, the Seller shall execute and deliver such further documents, and perform such further acts, as may be necessary in order to effectively transfer and convey the Assets to the Buyer, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the Contemplated Transactions.

         10. Survival of Representations and Warranties of the Seller. All representations, warranties, covenants and agreements in this Agreement shall survive the execution and delivery hereof and the Closing hereunder. All representations and warranties of the Seller contained in this Agreement shall terminate and expire six (6) months after the Closing Date, and no claim or demand for indemnification pursuant to Article 11 or otherwise (except for fraud by or on behalf of the Seller for which a claim may be made against the Seller and not the other Seller Related Parties except pursuant to Sections 179.57, 179.58 and 179.74(1) of the Uniform Limited Partnership Act of the State of Wisconsin (the "WULPA")) shall be made after such date, except for those claims or demands for indemnification pursuant to
Article 11, of which the Buyer has notified the Seller in writing prior to such date in accordance with the terms of this Agreement.

         11. Indemnification.

                  11.1. Obligation of the Seller to Indemnify. Subject to the limitations contained in Article 10 and Section 11.4, the Seller agrees to indemnify, defend and hold harmless the Buyer (and its directors, officers, employees, affiliates, successors and assigns) from and against all losses, liabilities, damages, deficiencies, demands, claims, actions, judgments or causes of action, assessments, costs or expenses (including, without limitation, interest, penalties and reasonable fees, expenses and disbursements of attorneys, experts, personnel and consultants incurred by the indemnified party in any action or proceeding between the indemnifying party and the indemnified party or between the indemnified party and any third party, or otherwise) ("Losses") based upon, or arising out of (a) any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Seller contained in this Agreement or in any Documents delivered by the Seller pursuant to this Agreement or (b) any Excluded Liability. It is understood and agreed by the Buyer that, except as expressly provided in this Article 11 and in respect of fraud by or on behalf of the Seller for which a claim may be made against the Seller and not the other Seller Related Parties except pursuant to Sections 179.57, 179.58 and 179.74(1) of the WULPA, after the Closing Date, the Seller, its general partner, limited partners, and their shareholders, directors, officers, affiliates, employees, successors and assigns (collectively, the "Seller Related Parties") will not have any obligation or liability to the Buyer, and the Buyer will have no claim or recourse against the Seller Related Parties, as a result of the events or of circumstances set forth in this Article 11 or otherwise arising out of or incurred in connection with the Contemplated Transactions, it being understood and agreed that the remedy provided for in this Article 11 will be the sole and exclusive remedy for any such claim by the Buyer for any such matters, whether such claims are framed in contract, tort or otherwise, except for fraud by or on behalf of the Seller for which a claim may be made against the Seller and not the other Seller Related Parties except pursuant to Sections 179.57, 179.58 and 179.74(1) of the WULPA.

                  11.2. Obligation of the Buyer to Indemnify. The Buyer shall indemnify, defend and hold harmless the Seller from and against any Losses based upon, arising out of or otherwise in respect of (a) any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Buyer contained in this Agreement or in any Documents delivered by the Buyer pursuant to this Agreement or (b) any Assumed Liability.

                  11.3. Notice and Opportunity to Defend.

                  11.3.1 Notice of Asserted Liability. The party making a claim under this Article 11 is referred to as the "Indemnitee," and the party against whom such claims are asserted under this Article 11 is referred to as the "Indemnifying Party." All claims by any Indemnitee under this Article 11 shall be asserted and resolved as follows: Promptly after receipt by an Indemnitee of notice of any demand, claim or circumstances which, with the lapse of time, would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in a Loss, an Environmental Claim or Environ mental Compliance Costs, the Indemnitee shall give notice thereof (the "Claims Notice") to the Indemnifying Party. The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee.

                  11.3.2 Opportunity to Defend. (a) The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability, except any Asserted Liability which is likely to result in Environmental Compliance Costs, which shall be subject to Section 11.3.2(b). If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within 30 days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim over the objection of the other; provided, however, that if the settlement or compromise does not result in any liability to the Indemnifying Party, consent to settlement or compromise shall not be unreasonably withheld. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

                           (b) Notwithstanding anything to the contrary in
Section 11.3.2(a), the Indemnitee shall have the exclusive right at its option to manage and control all actions resulting in Environmental Compliance Costs with respect to which the Indemnitee has made a claim for indemnification pursuant to Section 11.1 hereof. The Indemnitee shall keep the Indemnifying Party fully informed of the progress of such actions. The Indemnifying Party shall be obligated to indemnify the Indemnitee for all Environmental Compliance Costs resulting from such actions; provided, however, that the Indemnifying Party shall not be obligated to indemnify the Indemnitee pursuant to Section
11.1 hereof to the extent that any Environmental Compliance Costs for which the Indemnitee seeks indemnification are not incurred or undertaken in a manner in which a prudent business person acting in a commercially reasonable manner, seeking to mitigate such Environmental Compliance Costs to the extent reasonably possible, would do so.

                  11.4. Limitations on Indemnification. The indemnification provided for in Section 11.1(a) for breaches of representations or warranties and Section 11.1(b) shall be subject to the following limitations:

                           (a) The Seller shall not be obligated to pay any
amounts for such indemnification except those based upon, arising out of or otherwise in respect of Section 4.21, 4.28(ii), 4.31(a) or 4.31(b) (the "Basket Exclusions"), until the aggregate of such amounts, exclusive of those in respect of the Basket Exclusions, equals $500,000 (the "Basket Amount"), whereupon the Seller shall be obligated to pay in full all such amounts for such indemnification in excess of the Basket Amount.

                           (b) The Seller shall be obligated to pay any amounts
for indemnification based on the Basket Exclusions without regard to the individual or aggre gate amounts thereof and without regard to whether all other indemnification payments shall have exceeded, in the aggregate, the Basket Amount.

                           (c) The Seller shall not be obligated to pay any
amounts for indemnification (except those based upon, arising out of the Basket Exclusions) in excess of the Escrow Account in the aggregate. The Escrow Account shall be the only source of payment for indemnification or otherwise (except for fraud by or on behalf of the Seller) to the Buyer and the Buyer shall not be entitled to make any claim against the Seller Related Parties (other than the Seller as provided in Article 11) or set-off against the Note; provided, however that the Buyer may make a claim of fraud by or on behalf of the Seller against the Seller and, if the Buyer has made such a claim of fraud by or on behalf of the Seller against the Seller and if the Seller distributed its assets in violation of Section 179.57, 179.58 or 179.74(1) of the WULPA, then the Buyer may seek to collect amounts owing from the Seller for such claims from any Seller Related Party to the extent and in proportion to funds distributed to such Seller Related Party in violation of those sections of the WULPA.

         12. Termination of Agreement.

                  12.1. Termination. This Agreement may be terminated prior to the Closing as follows:

                           (a) by the Seller, if the Buyer has breached in any
material respect any representation, warranty, covenant or agreement contained in this Agreement, which breach cannot reasonably be, or is not, cured by the Closing Date;

                           (b) by the Buyer, if the Seller has breached in any
material respect any representation, warranty, covenant or agreement contained in this Agreement which breach cannot reasonably be, or is not, cured by the Closing Date;

                           (c) by the Seller, if the Closing Date shall not have
occurred before March 31, 1999, for any reason other than the failure of the Seller to perform its obligations hereunder;

                           (d) by the Buyer, if the Closing Date shall not have
occurred before March 31, 1999, for any reason other than the failure of the Buyer to perform its obligations hereunder;

                           (e) by the Buyer, if within ten (10) business days
from the date hereof, the Seller has not received the necessary consents to the Contemplated Transactions from its limited partners and in accordance with the Limited Partnership Agreement; provided, however, that the Buyer must exercise such right within 15 business days as of the date hereof;

                           (f) by the Buyer or the Seller, if within ten (10)
business days from the date hereof, the Seller has not obtained all the necessary consents to the assignment to the Buyer of the patent licenses under the License Agreement in the form of Exhibit I; provided, however, that such party must exercise such right within 15 business days as of the date hereof; or

                           (g) at any time on or prior to the Closing Date, by
mutual written consent of the Seller and the Buyer.

                  If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 12.2.

                  12.2. Survival After Termination. If this Agreement terminates pursuant to Section 12.1, it shall subject to the limitations set forth in
Article 11, become null and void and have no further force or effect, except that any such termination shall be without prejudice to the rights of any party on account of the nonsatisfaction of the condi tions set forth in Articles 7 and 8 resulting from the intentional or willful breach or violation of the representations, warranties, covenants or agreements of another party under this Agreement. Notwithstanding anything in this Agreement to the contrary, Sec tions 6.4, 6.5, 13.2 and 13.6 shall survive any termination of this Agreement.

         13. Miscellaneous.

                  13.1. Certain Definitions. As used in this Agreement, the following terms have the following meanings:

         "affiliate" means, with respect to any person, any other person controlling, controlled by or under common control with, such person.

         "Assumed Funded Debt" means the funded debt of the Seller listed on
Schedule 13.1.

         "Benefit Plan" means any employee benefit plan, arrangement, policy or commitment (whether or not an employee benefit plan within the meaning of section 3(3) of ERISA), including, without limitation, any employment, consulting or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accident insurance plan or any holiday or vacation practice, as to which the Seller or any Commonly Controlled Entity has or in the future could have any direct or indirect, actual or contingent liability.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Commonly Controlled Entity" means any entity which is under common control with the Seller within the meaning of Code section 414(b), (c), (m), (o) or (t).

         "Documents" means documents, Contracts, instruments, certificates, notices, consents, affidavits, letters, telegrams, telexes, statements, schedules (including Schedules to this Agreement), exhibits (including Exhibits to this Agreement) and any other papers whatsoever.

         "Employee" means any individual employed at any time by the Seller.

         "Environment" means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

         "Environmental Compliance Costs" means any expenditures, costs, assessments or expenses (including, without limitation, any expenditures, costs, assessments or expenses in connection with the conduct of any Remedial Action, as well as reasonable fees, disbursements and expenses of attorneys, experts, personnel and consultants), whether direct or indirect, necessary to cause the operations, real property, assets, equipment or facilities owned, leased, operated or used by the Seller to be in compliance with any and all requirements, as in effect at the Closing Date, of Safety and Environmental Laws, principles of common law concerning pollution, protection of the Environment or health and safety, or Permits issued pursuant to Safety and Environmental Laws; provided, however, that Environmental Compliance Costs do not include expenditures, costs, assessments or expenses necessary in connection with normal maintenance of such real property, assets, equipment or facilities or the replacement of equipment in the normal course of events due to ordinary wear and tear.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Hazardous Substance" means any toxic waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste, or any other substance regulated under or defined by any Safety and Environmental Law.

         "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (f) all computer software (including data and related documentation); (g) all other proprietary rights; and (h) all copies and tangible embodiments in any of the foregoing (in whatever form or medium).

         "IRS" means the Internal Revenue Service.

         "knowledge of the Seller" means the actual knowledge of any of John Hall, Charles J. Jacoby, Sue Ungar, Thomas O'Shea, Robert C. Kruty, Jr. or Mark Yoho after due inquiry.

         "Liability" means any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, of a kind required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto.

         "Lien" means any lien, pledge, mortgage, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance or any other restriction or limitation whatsoever.

         "Pension Plan" means any Benefit Plan which is a pension plan within the meaning of ERISA section 3(2) (regardless of whether the plan is covered by ERISA).

         "person" means any individual, corporation, partnership, firm, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

         "property" or "properties" means real, personal or mixed property, tangible or intangible.

         "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor Environment or into, through or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property.

         Remedial Action" means all actions, whether voluntary or involuntary, reasonably necessary to comply with, or discharge any obligation under, Safety and Environmental Laws to (A) clean up, remove, treat, cover or in any other way adjust Hazardous Substances in the indoor or outdoor Environment; (B) prevent or control the Release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the Environment; or
(C) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in any real property.

         "Retiree Welfare Plan" means any welfare plan (as defined in Section 3(1) of ERISA) that provides benefits to current or former employees beyond their retirement or other termination of service (other than coverage mandated by COBRA, the cost of which is fully paid by the current or former employee or his or her dependents).

         "Safety and Environmental Laws" means all Laws and Orders relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of pollutants, contaminants or industrial, toxic or hazardous substances or wastes into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or industrial, toxic or hazardous substances or wastes, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ss. 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. ss. 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. ss. 1251 et seq., the Clean Air Act, 42 U.S.C. ss. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. ss. 121 et seq., the Occupational Safety and Health Act, 29 U.S.C. ss. 651 et seq., the Asbestos Hazard Emergency Response Act, 15 U.S.C. ss.2601 et seq., the Safe Drinking Water Act, 42 U.S.C. ss. 300f et seq., the Oil Pollution Act of 1990y and analogous state acts.

         "Subsidiary" means as to any person, any corporation 50% or more of the outstanding voting power of which, or any partnership, joint venture or other entity 50% or more of the total equity interest or which, is directly or indirectly owned by such person.

         "Tax Return" means all tax returns, reports, forms, and other such documents.

                  13.2. Consent to Jurisdiction and Service of Process. Any legal action, suit or proceeding arising out of or relating to this Agreement, each and every agreement and instrument contemplated hereby or the Contemplated Transactions may be instituted in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and each party agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement, or each such other agreement and instrument or the subject matter hereof or thereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

                  13.3. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mails, as follows:

                           (i)  if to the Buyer, to:

                                Playtex Products, Inc.
                                300 Nyala Farms Road
                                Westport, Connecticut 06880

                                Attention: Michael F. Goss
                                Telephone: (203) 341-4264
                                Facsimile: (203) 341-4260

                                and with a copy to:

                                Paul, Weiss, Rifkind, Wharton & Garrison
                                1285 Avenue of the Americas
                                New York, New York  10019-6064

                                Attention: Robert M. Hirsh, Esq.
                                Telephone: (212) 373-3000
                                Facsimile: (212) 757-3990

                           (ii) if to the Seller, to:

                                Mondial Industries Limited Partnership
                                600 Mondial Parkway
                                Streetsboro, Ohio 44241

                                Attention: John Hall
                                Telephone: (330) 626-4490
                                Facsimile: (330) 626-4491

                                with a copy to:

                                Reinhart, Boerner, Van Deuren, Norris &
                                Rieselbach, S.C.
                                1000 North Water Street
                                Milwaukee, Wisconsin 53201-0900

                                Attention: James M. Bedore, Esq.
                                Telephone: (414) 298-1000
                                Facsimile: (414) 298-8097

Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

                  13.4. Entire Agreement. This Agreement (including the Exhibits and Schedules) and any collateral agreements executed in connection with the consummation of the Contemplated Transactions contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements, written or oral, with respect thereto.

                  13.5. Waivers and Amendments; Non-Contractual Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Buyer and the Seller or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

                  13.6. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

                  13.7. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal repre sentatives. This Agreement is not assignable except by operation of law, except that the Buyer may assign its rights hereunder to any of its affiliates, to any successor to all or substantially all of its business or assets or to any bank or other financial institution that may provide financing for the Contemplated Transactions.

                  13.8. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

                  13.9. Exhibits and Schedules. The Exhibits and Schedules are a part of this Agreement as if fully set forth herein. All references herein to Sections, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

                  13.10. Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                        BUYER:

                                        PLAYTEX PRODUCTS, INC.


                                        By: ____________________________
                                            Name:  Michael F. Goss
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                        SELLER:

                                        MONDIAL INDUSTRIES LIMITED
                                        PARTNERSHIP


                                        By: Hazelbank, Inc., its general partner


                                            By: _________________________
                                                Name:
                                                Title: